First patient enrolled in second phase of BEYOND program studying new, higher Betaferon(R) dose

Berlin, December 8, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the first multiple sclerosis (MS) patient has entered the second phase of the BEYOND trial. This compares the efficacy of a new, higher-dose Betaferon(R) (500 mcg) with Betaferon(R) 250 mcg and glatiramer acetate in patients with relapsing-remitting MS. Recently, the company announced positive safety and tolerability data from the first phase of the study program examining Betaferon(R) 250 mcg and Betaferon(R) 500 mcg.
"Several recent MS studies have shown that high-dose, high-frequency interferon regimens such as with Betaferon(R) confer excellent clinical outcomes. Now, we want to determine if a Betaferon(R) dose higher than any currently available beta interferon can provide an even greater therapeutic benefit," said Dr. Dietmar Gross, International Project Director, Specialized Therapeutics at Schering Group. "The BEYOND trial is the next logical step to answer this question. Based on the positive results of the first phase of the trial, we're encouraged that the final outcome could bring an effective, new treatment choice to MS patients." In addition to evaluating the new, higher Betaferon(R) dose, one of the treatment arms in BEYOND will compare Betaferon(R) with glatiramer acetate - the first time efficacy of an interferon is studied head-to-head against a non-interferon.
Betaferon(R) is the most widely prescribed MS treatment in Europe and number two worldwide. It is marketed in the United States and Canada as Betaseron(R) by Berlex, Inc., a subsidiary of Schering.

Additional information
BEYOND (Betaferon(R) Efficacy Yielding Outcomes of a New Dose) is a multinational Phase III trial and the largest MS study ever, aiming to enroll more than 2,100 patients (recruitment is ongoing). Schering AG recently announced the results of the first phase of BEYOND, which showed that both Betaferon(R) 250 mcg (the currently approved dose) and Betaferon(R) 500 mcg were safe and well tolerated and that no new or unpredictable side effects were reported. Other safety studies of higher Betaferon(R) doses (OPTIMS, Betaferon(R) 375 mcg every other day; IDEAS, Betaferon(R) 500 mcg every other day; and L. Durelli, Betaferon(R) 500 mcg every other day) corroborate these findings.
In the second phase, patients will be randomized into three arms:
Betaferon(R) 250 mcg given every other day; Betaferon(R) 500 mcg given every other day; and glatiramer acetate 20 mg given every day. The Betaferon(R) 250 mcg vs. Betaferon(R) 500 mcg comparison will be double-blinded, while the Betaferon(R)/glatiramer acetate comparison will be rater-blinded. The trial's primary endpoint will evaluate the chance of patients' experiencing relapses within the two-year time frame of the study. Final results are expected by the end of 2007.




Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng